SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2

(Amendment No. 1)*

BANKS.COM, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

066470 105

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 066470 105	13G	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Daniel O’Donnell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 11,506
6 SHARED VOTING POWER 5,432,406
7 SOLE DISPOSITIVE POWER 11,506
8 SHARED DISPOSITIVE POWER 5,432,406

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,443,912
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.8%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 066470 105	13G	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Kimberly O’Donnell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER
6 SHARED VOTING POWER 5,432,406
7 SOLE DISPOSITIVE POWER
8 SHARED DISPOSITIVE POWER 5,432,406

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,432,406
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.8%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 066470 105	13G	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) The Daniel Michael O’Donnell and Kimberly Linn O’Donnell AB Living Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER
6 SHARED VOTING POWER 5,432,406
7 SOLE DISPOSITIVE POWER
8 SHARED DISPOSITIVE POWER 5,432,406

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,432,406
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.8%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 066470 105	13G	Page 5 of 9 Pages

Item 1	(a)	Name of Issuer:

Banks.com, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

222 Kearny Street, Suite 550, San Francisco, California 94108

Item 2	(a)	Name of Person Filing:

Daniel O’Donnell, Kimberly O’Donnell and The Daniel Michael O’Donnell and Kimberly Linn O’Donnell AB Living Trust, created on May 26, 2005 under the laws of the state of California (the “O’Donnell Trust”). Daniel O’Donnell and his spouse Kimberly O’Donnell are the trustees of the O’Donnell Trust.

	(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of is 222 Kearny Street, Suite 550, San Francisco, California 94108.

	(c)	Citizenship:

Daniel O’Donnell is a citizen of the United States of America, Kimberly O’Donnell is a citizen of the United States and the O’Donnell Trust is subject to the laws of the state of California.

	(d)	Title of Class of Securities:

Common Stock

	(e)	CUSIP Number:

066470 105

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F)

	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

	(j)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

CUSIP No. 066470 105	13G	Page 6 of 9 Pages

Item 4	Ownership.

(a) Amount beneficially owned:

5,443,912 shares of common stock(1)

(b) Percent of Class:

16.8%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

11,506

(ii) Shared power to vote or direct the vote

5,432,406

(iii) Sole power to dispose or to direct the disposition of

11,506

(iv) Shared power to dispose or to direct the disposition of

5,432,406

(1) 5,443,912 shares are held by the O’Donnell Trust, for which Daniel O’Donnell and Kimberly O’Donnell have shared voting and investment power and 11,506 shares are held directly in the name of Daniel O’Donnell where he has sole voting and dispositive power.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

See Exhibit A.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certifications.

Not applicable.

CUSIP No. 066470 105	13G	Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2008

The Daniel Michael O’Donnell and Kimberly Linn O’Donnell AB Living Trust

By:	/s/ Daniel O’Donnell
Name:	Daniel O’Donnell, Trustee

By:	/s/ Kimberly O’Donnell
Name:	Kimberly O’Donnell, Trustee

By:	/s/ Daniel O’Donnell
Name:	Daniel O’Donnell
(Individual)